EXHIBIT 2
GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	At	At
	December 31,	December 31,
	2010	2009
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$101,298	$91,553
Term deposits with banks	1,411	60,357
Available-for-sale securities	-	6,423
Accounts receivable, net	3,919	3,438
Receivables from sales representatives	8,248	5,607
Inventory	435	600
Prepaid expenses and other current assets	20,269	13,603
Deferred tax assets	8	13

Total Current Assets	135,588	181,594

Property and equipment, net	76,514	77,815
Goodwill	2,497	-
Intangible assets, net	7,952	8,770
Long term investments	100	100
Deferred tax asset	496	446
Other noncurrent assets	2,556	1,667

Total Assets	$225,703	$270,392

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$9,600	$10,901
Deferred income and customer prepayments	93,901	73,841
Accrued liabilities	14,269	11,585
Income taxes payable	650	435

Total Current Liabilities	118,420	96,762

Deferred income and customer prepayments	6,710	2,516
Deferred tax liability	1,397	141

Total Liabilities	126,527	99,419

Shareholders’ equity:
Common shares, US$0.01 par value; 75,000,000 shares authorized; 51,569,540 (2009: 51,427,642) shares issued and 33,573,540 (2009: 44,552,642) outstanding	516	514
Additional paid in capital	143,672	138,468
Treasury shares, at cost – 17,996,000 (2009: 6,875,000) shares	(150,089)	(50,000)
Retained earnings	92,940	71,369
Accumulated other comprehensive income	3,972	2,859

Total Company Shareholders’ Equity	91,011	163,210

Non-controlling interests	8,165	7,763

Total Equity	99,176	170,973

Total Liabilities and Equity	$225,703	$270,392

EXHIBIT 2
GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended		Year ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$31,136	$27,950	$119,777	$115,381
Exhibitions	29,896	25,775	69,450	55,147
Miscellaneous	1,399	1,168	4,996	3,985

	62,431	54,893	194,223	174,513

Operating Expenses:
Sales (Note 2)	23,811	17,990	72,651	63,810
Event production	8,299	8,353	21,875	18,385
Community (Note 2)	6,883	6,879	22,416	24,764
General and administrative (Note 2)	13,112	10,885	48,313	44,860
Online services development (Note 2)	1,359	1,244	5,437	5,416
Amortization of intangible and software costs	313	1,164	1,392	1,270

Total Operating Expenses	53,777	46,515	172,084	158,505

Income from Operations	8,654	8,378	22,139	16,008

Interest and dividend income	85	256	510	981
Gain on sale of available-for-sale securities	1,223	-	1,223	-
Foreign exchange gains (losses), net	(167)	179	(193)	237

Income before Income Taxes	$9,795	$8,813	$23,679	$17,226
Income Tax Expense	(481)	(228)	(1,117)	(498)

Net Income	$9,314	$8,585	$22,562	$16,728

Net income attributable to non-controlling interests	136	51	(991)	(618)

Net Income Attributable to the Company	$9,450	$8,636	$21,571	$16,110

Basic net income per share attributable to the Company’s shareholders	$0.28	$0.19	$0.54	$0.36

Diluted net income per share attributable to the Company’s shareholders	$0.27	$0.19	$0.52	$0.35

Shares used in basic net income per share calculations	33,573,540	44,552,550	40,283,874	44,546,226

Shares used in diluted net income per share calculations	35,119,162	45,896,193	41,769,652	45,794,197

Note :   1.   Online and other media services consists of:

	Three months ended		Year ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$24,959	$20,448	$93,944	$85,376
Print services	6,177	7,502	25,833	30,005

	$31,136	$27,950	$119,777	$115,381

Note :	2.	Non-cash compensation expenses associated with the employee and team member equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$598	$(291)	$1,273	$762
Community	128	(87)	349	217
General and administrative	158	(946)	1,512	623
Online services development	83	14	305	269

	$967	$(1,310)	$3,439	$1,871